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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, BOUL. DU PARC-TECHNOLOGIQUE
                                 QUEBEC, QUEBEC
                                 CANADA, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  / /     Form 40-F /X/
                               ----              ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes / /      No  /X/
                              ----         ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________





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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

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1.           Press Release dated May 29, 2003: AEterna Laboratories holds Annual
             Meeting
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                                     [LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                    AETERNA LABORATORIES HOLDS ANNUAL MEETING

                  The Company presents its new position in the
                     international biopharmaceutical sector

             Nobel Prize winner joins its Scientific Advisory Board

MONTREAL, QUEBEC, MAY 29, 2003 - At the annual meeting today, Gilles Gagnon, President and Chief Executive Officer of AEterna Laboratories Inc. (TSX: AEL,
NASDAQ: AELA) reminded shareholders of the principal growth and added-value creation objectives of the Company. "The integration of our subsidiary Zentaris, together with our strategic growth plan that is tightly bound to acquisitions, has established AEterna on the international stage. The competence and expertise we have developed over the years allow us to position AEterna as a biopharmaceutical company specialized in the development of innovative treatments in oncology and endocrinology, from drug discovery to market approval."

The Company enjoys a solid financial situation with cash assets in excess of $50 million. "In addition to this liquidity, our biopharmaceutical segment and our subsidiary Atrium generate substantial revenues that ensure our financial stability," continued Mr. Gagnon. Atrium performed exceptionally well in 2002 with revenues in excess of $100 million. Furthermore, we have a 12-product pipeline whose development and marketing are supported by an international network of 14 partners, mostly pharmaceutical companies."

OTHER SIGNIFICANT EVENTS OF THE ASSEMBLY

STRATEGIC PARTNERSHIPS

During the last year, two other agreements were signed with the pharmaceutical companies Mayne Group (Australia) and LG Life Sciences (Korea) for the eventual marketing of Neovastat. "Our partnership agreements allow us to cover 50% of the world market and to reach the plateau of $50 million in milestone payments. We are pursuing our discussions with other eventual partners in order to complete our network for Neovastat," explained Mr. Gagnon. Our Phase III trial in lung cancer, sponsored by the U.S. National Cancer Institute (NCI) and the Phase III clinical study in kidney cancer are ongoing. In fact, our Phase III trial in kidney cancer will be completed in the next few months and positive results may enable us to inaugurate this new therapeutic class.


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In endocrinology, Cetrotide(R), a product used for IN VITRO fertilization, should make its entry on the Japanese market in the near future, as a result of partnerships with pharmaceuticals Shionogi and Nippon Kayaku. The Swiss company Serono is currently marketing Cetrotide(R) worldwide, except for Japan.

NOBEL PRIZE LAUREATE

Dr. Jurgen Engel, Zentaris' Managing Director and AEterna's Executive Vice President, Global R&D and Chief Operating Officer, announced the appointment of Dr. Harmut Michel to the Company's Scientific Advisory Board. Dr. Michel, Director of the prestigious Max-Planck Institute for Biophysics in Frankfurt, Germany, was awarded the Nobel Prize in chemistry in 1988 for his scientific research in protein crystallization. "We are very proud to welcome this distinguished researcher to our Scientific Advisory Board," stated Dr. Engel. "Dr. Michel has unique knowledge in molecular structure which could improve the comprehension of some of our products and enhance their development."

CONVERSION OF MULTIPLE VOTING SHARES

Dr. Eric Dupont, AEterna's Chairman of the Board, announced the conversion of all of his 4,725,000 multiple voting shares (10 votes per share) into the same number of subordinate voting shares (1 vote per share). This conversion does not involve any sale of shares by Dr. Dupont who still owns the same number of shares in AEterna while maintaining his stake in the Company at 11.6%. This conversion will leave AEterna with only one class of outstanding voting shares, i.e. common shares with one vote per share. "AEterna has now attained depth and maturity, thanks to a highly-experienced management team that has been built from within the biopharmaceutical industry," said Dr. Dupont. "Although I remain quite active in questions concerning the general orientation of the Company, I feel that the time has come to pass the torch to the second generation of managers. I am convinced that this decision will serve the best interests of the Company's shareholders," concluded Dr. Dupont.

This conversion releases Dr. Dupont from his obligation under previously signed contractual agreements to obtain the prior consent of SGF Sante and the Solidarity Fund QFL before exercising his voting rights on important matters concerning AEterna, but it does not affect the rights of these two principal shareholders to conserve their representation on AEterna's Board of Directors, provided that SGF Sante maintains a participation of at least 5% and that the Solidarity Fund QFL holds at least 499,999 shares of AEterna's subordinate voting stock.

This is an important step that is to be viewed in the larger context of the many steps taken by the Company, over the years, to adopt an irreproachable line of conduct concerning Corporate Governance. We emphasize here that the Board of Directors has always been composed of a majority of outside directors, unrelated to the Company; the position of Chairman of the Board and President and Chief Executive Officer of the Company has been divided in two; and the Audit Committee has been formed, consisting of external directors and not related to the Company, in addition to a Corporate Governance Committee with a majority of external directors and not related to the Company.



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ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to marketing. AEterna has strategic worldwide partners such as Access Oncology, Ardana
Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo Ferrer Internacional S.A., Hainan Chang An Pharmaceutical Ltd., LG Life Sciences Ltd., Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co. Ltd, Solvay Pharmaceuticals B.V. and Teikoku Hormone Mfg. Co. Ltd.

AEterna owns 100% of the biopharmaceutical company Zentaris GmbH, based in Frankfurt, Germany.

AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at: www.aeterna.com.

NOTE: GILLES GAGNON, AETERNA'S PRESIDENT AND CHIEF EXECUTIVE OFFICER, WILL MAKE A PRESENTATION TO THE INVESTMENT COMMUNITY Of THE UNITED STATES IN NEW YORK CITY, ON JUNE 4, 2003, AT 2 P.M. AT THE GRAND HYATT HOTEL, DURING THE UBS WARBURG GLOBAL SPECIALTY PHARMACEUTICALS CONFERENCE.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



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
CANADA
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Paul Burroughs                              Jacques Raymond
Tel.:  (418) 652-8525 ext. 406              Tel.:  (418) 652-8525 ext 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax:  (418) 577-7700                                Fax:  (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
THE INVESTOR RELATIONS GROUP                INVESTOR RELATIONS
Lisa Lindberg                                      Matthias Seeber
Tel.: (212) 825-3210                               Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                                Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de
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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AETERNA LABORATORIES INC.


Date:  May 29, 2003                     By:  /s/ CLAUDE VADBONCOEUR
-------------------                          -----------------------------------
                                             Claude Vadboncoeur
                                             Vice President, Legal Affairs and
                                             Corporate Secretary